EXHIBIT 12

West Bancorporation, Inc.
Ratios of Earnings (Loss) to Fixed Charges and Preferred Dividends

	Nine Months Ended	Year Ended December 31
(dollars in thousands)	September 30, 2009	2008	2007	2006	2005	2004

Excluding Interest on Deposits:
Income (loss) before income taxes	$(26,231)	$9,260	$27,396	$28,535	$29,470	$28,185
Fixed charges:
Interest expense	5,302	9,910	13,672	9,200	9,161	6,510
1/3 of net rent expense	443	525	542	498	331	294
Total fixed charges	5,745	10,435	14,214	9,698	9,492	6,804
Preferred dividend requirement	1,350	-	-	-	-	-
Fixed charges and preferred dividends	$7,095	$10,435	$14,214	$9,698	$9,492	$6,804
Earnings (loss)	$(20,486)	$19,695	$41,610	$38,233	$38,962	$34,989
Ratio of earnings (loss) to fixed charges	(3.57)	1.89	2.93	3.94	4.10	5.14
Ratio of earnings (loss) to fixed charges and preferred dividends	(2.89)	1.89	2.93	3.94	4.10	5.14

Including Interest on Deposits:
Income (loss) before income taxes	$(26,231)	$9,260	$27,396	$28,535	$29,470	$28,185
Fixed charges:
Interest expense	20,544	31,431	43,823	40,669	25,102	13,952
1/3 of net rent expense	443	525	542	498	331	294
Total fixed charges	20,987	31,956	44,365	41,167	25,433	14,246
Preferred dividend requirement	1,350	-	-	-	-	-
Fixed charges and preferred dividends	$22,337	$31,956	$44,365	$41,167	$25,433	$14,246
Earnings	$(5,244)	$41,216	$71,761	$69,702	$54,903	$42,431
Ratio of earnings to fixed charges	(0.25)	1.29	1.62	1.69	2.16	2.98
Ratio of earnings to fixed charges and preferred dividends	(0.23)	1.29	1.62	1.69	2.16	2.98

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